Organigram Announces May 21st as Inaugural Date of Trading
on the Nasdaq Global Select Market

MONCTON, May 17, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis, is pleased to announce that its common shares will commence trading on the Nasdaq Global Select Market under the symbol "OGI" on Tuesday May 21, 2019. Organigram’s common shares will continue to be listed and trade on the Toronto Venture Exchange (TSXV), also under the symbol "OGI". The Company's common shares will continue to trade on the OTCQX under the symbol "OGRMF" until market close on May 20, 2019.

In conjunction with this Nasdaq listing, Organigram’s common shares will become DWAC/FAST eligible for U.S. shareholders.

"We are pleased to celebrate this significant company milestone," says Greg Engel, CEO, Organigram. "We are proud to have assembled a world-class team and facility that continues to deliver value to our shareholders. This listing will help us continue to demonstrate our commitment to dynamic growth."

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "estimates", "intends", "anticipates", "believes" or variations of such words and phrases or state that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to its inaugural trading date. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with timing and regulatory approvals and such risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653